PAREXEL International

195 West Street	W. Brett Davis
Waltham, Massachusetts 02451	Vice President and Associate General Counsel
781 487 9900	781 434 4056
Fax 781 434 5040
October 25, 2010
By EDGAR Submission
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4720
Washington, DC 20549
Attention: Jim B. Rosenberg
Re:	PAREXEL International Corporation Form 10-K for Fiscal Year ended June 30, 2010 File No. 000-21244
Ladies and Gentlemen:
This letter relates to the letter, dated October 14, 2010, that my client, PAREXEL International Corporation (the “Company”), received from Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant, on behalf of the Staff of the U.S. Securities and Exchange Commission (the “Staff”).
On behalf of the Company, and as discussed by telephone with Ms. Vanessa Robertson of the Staff on October 21, 2010, this letter is to confirm that the Company intends to respond to the Staff’s comments on or before November 18, 2010.
If you require additional information or wish to discuss the timing of the Company’s response, please do not hesitate to contact the undersigned at 781-434-4056. Thank you.
Very truly yours,
/s/ W. Brett Davis
W. Brett Davis
Vice President and Associate General Counsel
cc:	Douglas A. Batt, PAREXEL International Corporation James F. Winschel, Jr., PAREXEL International Corporation